Oncolytics Biotech® Announces Presentation at the Cancer Advocacy Group of Louisiana’s 3rd Annual NeauxCancer Conference

SAN DIEGO, CA and CALGARY, AB, February 28, 2024 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC), a clinical-stage immunotherapeutics company focused on oncology, today announced that Chief Executive Officer Dr. Matt Coffey will present a corporate overview at the Cancer Advocacy Group of Louisiana’s 3rd Annual NeauxCancer Conference. The conference is taking place from February 29 - March 2, 2024, at the Ritz Carlton Hotel in New Orleans, LA. Additional details on the presentation can be found below.

Date: Friday, March 1, 2024
Time: 11:30 a.m. ET
Location: Ritz Carlton Hotel New Orleans, Acadia Room 2nd Floor
Webcast Link: Available by clicking here

Company management will also be participating in one-on-one investor meetings at the conference. To schedule a meeting, please submit a request to the conference organizers or email jpatton@oncolytics.ca.

A live webcast of the Company’s presentation will also be available on the Investor Relations page of Oncolytics’ website (LINK).

Additional information about the event can be found on the official website by clicking here.

About Oncolytics Biotech Inc.
Oncolytics is a clinical-stage biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. Pelareorep has demonstrated promising results in phase 2 studies in breast and pancreatic cancers. It acts by inducing anti-cancer immune responses and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers.

Pelareorep has demonstrated synergies with multiple approved oncology treatments. Oncolytics is currently conducting and planning combination clinical trials with pelareorep in solid and hematological malignancies as it advances towards registrational studies in metastatic breast cancer and pancreatic cancer, both of which have received Fast Track designation from the FDA. For further information, please visit: www.oncolyticsbiotech.com or follow the company on social media on LinkedIn and on X @oncolytics.

Company Contact Jon Patton Director of IR & Communication +1-858-886-7813 jpatton@oncolytics.ca	Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors +1-917-679-9282 tim@lifesciadvisors.com